
SingTel

05011816

28 September 2005


SEC MAIL
RECEIVED
PROCESSING
OCT 11 2005
WASH. D.C.
209
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 29 August 2005 to 28 September 2005.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Lim Li Ching (Ms)
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
|---|---|
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 28-Sep-2005 06:59:36 |
| Announcement No. | 00002 |

**>> Announcement Details**

The details of the announcement start here ...

| Announcement Title * | Bill Chang joining SingTel |
|---|---|
| Description | |
| **Attachments:** | NR280905-latest.pdf<br>Total size = **66K**<br>(2048K size limit recommended) |

Close Window



# News Release

## Bill Chang joining SingTel

Singapore, 28 September 2005 -- Singapore Telecommunications Limited (SingTel) today announced that Mr Bill Chang will be joining SingTel as Executive Vice President (EVP) of Corporate Business after an exhaustive search within and outside SingTel. His appointment will take effect from November 2005.

As EVP Corporate Business, Bill, 39, will oversee SingTel's Corporate Business serving domestic and overseas corporate customers by offering a full range of customised voice, data, Internet and IT solutions.

"We are very pleased to welcome Bill to SingTel," said Mr Lee Hsien Yang, President and CEO of SingTel. "Bill is well equipped to manage our Corporate Business. He has more than 15 years management experience in leading ICT companies, extensive networking in the Asia Pacific and is actively involved in industry task forces and advisory work."

In his current role as Managing Director (MD) of CISCO Systems' Advanced Services Group in Asia Pacific operations, Bill oversees the business and is accountable for the profitability of 13 countries in the region. Before 2004, Bill was regional MD overseeing CISCO's key Southeast Asian markets including Singapore, Brunei, Indonesia, Malaysia and Vietnam for three years. Bill joined Cisco as MD of Singapore in 1998.

Prior to joining CISCO Systems, Bill was with Hewlett Packard (HP) Singapore for four and a half years. At HP, he held senior positions in Enterprise Computing business where he was responsible for their full line computing and imaging solutions, consultancy and operational services. Bill also played a pivotal role in leading HP Singapore to become the number one personal computer vendor in the mid 1990s.

Currently, he is serving in the advisory committees of various institutions of higher learning and is the Deputy Chairman for the Workforce Development Agency's (WDA) Lifelong Learning Endowment Fund. He was also recently appointed to the Board of Directors in WDA. In addition, Bill has led and served in various industry task forces such as member of the ICT sub-committee within the Government's Economic Review Committee (2003), SiTF Councillor (2002/2004), Chairman of SiTF-AAC Internet Data Centre Committee (2001), and executive committee member for ec-Think Tank (1999/2000).

Bill said: "I am delighted to join SingTel. I look forward to lead the Corporate Business team. It will be exciting and challenging as SingTel aspires to be the best communications group in Asia Pacific."

Bill graduated in 1990 with a Bachelor of Engineering (Honours) degree in Electrical and Computer Systems Engineering from Monash University. He is married and has two children.

~~~~~~~~~~~~
~~~~~~~~~~~~

**Zairani Bte Ahmed**

**From:** Lim Li Ching
**Sent:** Wednesday, September 28, 2005 7:00 AM
**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

---

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Wednesday, September 28, 2005 6:59:36 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

ur Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 28-Sep-2005 06:57:47
Broadcast Date & Time :: 28-Sep-2005 06:59:36
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

---

>> CLICK HERE for the full announcement deta! ils.

---



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 28/09/2005

TIME: 09:04:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Bill Chang joining SingTel

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

## Zairani Bte Ahmed

**From:** ASX.Online@asx.com.au
**Sent:** Wednesday, September 28, 2005 7:04 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



264632.pdf

```
ASX confirms the release to the market of Doc ID: 264632 as follows:
Release Time: 28-Sep-2005  09:04:12
ASX Code: SGT
File Name: 264632.pdf
Your Announcement Title: Bill Chang joining SingTel
```

SEC File No: 82-3622

Print this page

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| --- | --- |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 22-Sep-2005 08:01:12 |
| Announcement No. | 00002 |

| >> Announcement Details |
| --- |
| The details of the announcement start here ... |

| Announcement Title * | Media Release on Optus steps up competition with DSL rollout |
| --- | --- |
| Description | |
| **Attachments:** | NR220905.pdf<br>Total size = **27K**<br>(2048K size limit recommended) |

Close Window



**Media Release**
22 September 2005

# Optus steps up competition with DSL rollout

In a move which will dramatically step up competition in residential and business broadband and telephony services, Optus today announced a major DSL rollout.

Optus will install its own DSLAMs (DSL Access Multiplexers) in a large scale, national rollout commencing immediately. Once complete, the full rollout will extend to approximately 340 exchanges.

Optus will invest over $150 million – in DSLAMs and in fibre connections from the exchanges back into the main Optus network.

"This new competitive network will reach an additional 2.9 million households and businesses, adding to our existing cable footprint which passes 1.4 million homes in Sydney, Melbourne and Brisbane. This investment has the direct effect of increasing competition and choice," Optus Chief Executive, Paul O'Sullivan said.

"We will now be able to offer millions of Australian homes and businesses choice as well as the quality internet and customer service that Optus is well known for."

The new DSL services expected to launch by the end of the year will extend Optus' footprint to reach Adelaide, Perth and Canberra. Optus expects to have rolled out to almost 100 exchanges by April 2006.

The expansion will also extend Optus' services to units and apartment blocks within the new footprint.

"Our ability to better control the connection from our core network to our customers premises will enable us to offer better download speeds, more value adds and will enhance the overall customer experience," Mr O'Sullivan said.

Apart from stimulating increased subscriber growth and improved margins, this new network will mean Optus will be significantly less dependent on the incumbent in the provisioning and servicing of customers.

The DSLAM will connect to the copper wire running from the Telstra exchange to the customer's home. Under a regulatory framework known as Unconditioned Local Loop (ULL), Optus leases the copper wire and obtains significantly more control over services delivered to the customer.

Mr O'Sullivan said that while Optus had made its decision to proceed with a launch, there would need to be ongoing work by the ACCC.

"Despite many months of negotiations, Telstra has refused to provide a price for the ULL service that we consider commercially fair," Mr O'Sullivan said.

**Lorinda Leung**

---

**From:** Lim Li Ching

**Sent:** Thursday, September 22, 2005 8:01 AM

**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Thursday, September 22, 2005 8:01:12 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

)

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 22-Sep-2005 08:00:16
Broadcast Date & Time :: 22-Sep-2005 08:01:12
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

---

>> CLICK HERE for the full announcement deta! ils.

---

)


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/09/2005

TIME: 10:07:17

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus steps up competition with DSL rollout

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

## Lorinda Leung

**From:** ASX.Online@asx.com.au
**Sent:** Thursday, September 22, 2005 8:08 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



262933.pdf

ASX confirms the release to the market of Doc ID: 262933 as follows:
Release Time: 22-Sep-2005 10:07:12
ASX Code: SGT
File Name: 262933.pdf
Your Announcement Title: Media Release on Optus steps up competition with DSL rollout

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 21-Sep-2005 17:41:37 |
| Announcement No. | 00069 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Incorporation of subsidiary - Singapore Telecom (Malaysia) Sdn. Bhd. |
| Description | |
| **Attachments:** | 326-sgx.pdf<br>Total size = **57K**<br>(2048K size limit recommended) |

Close Window

**SINGAPORE TELECOMMUNICATIONS LIMITED**

**(Incorporated in the Republic of Singapore)**
**Company Registration Number: 199201624D**

## ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

## INCORPORATION OF SUBSIDIARY SINGAPORE TELECOM (MALAYSIA) SDN. BHD.

Singapore Telecommunications Limited wishes to announce that its subsidiary, SingTel Australia Holding Pte Ltd ("STA"), has incorporated a subsidiary in Malaysia, Singapore Telecom (Malaysia) Sdn. Bhd. ("Company"). STA holds 305,000 shares of RM1.00 each in the Company, which it subscribed for in cash at par. The principal activity of the Company will be the selling and marketing of data services in Malaysia.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 21 September 2005

**Zairani Bte Ahmed**

---

**From:** Lim Li Ching

**Sent:** Wednesday, September 21, 2005 6:43 PM

**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

---

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Wednesday, September 21, 2005 5:41:37 PM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

```
Y  r Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00069
Submission Date & Time :: 21-Sep-2005 17:38:50
Broadcast Date & Time :: 21-Sep-2005 17:41:37
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

---

>> CLICK HERE for the full announcement deta! ils.

---

)


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/09/2005

TIME: 19:48:47

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of subsidiary - Singapore Telecom Malaysia

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

**Zairani Bte Ahmed**

**From:** ASX.Online@asx.com.au
**Sent:** Wednesday, September 21, 2005 5:49 PM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



262819.pdf

```
ASX confirms the release to the market of Doc ID: 262819 as follows:
Release Time: 21-Sep-2005  19:48:46
ASX Code: SGT
File Name: 262819.pdf
Your Announcement Title: Incorporation of subsidiary - Singapore Telecom Malaysia
```

SEC File No: 82-3622

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
|---|---|
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 19-Sep-2005 06:25:12 |
| Announcement No. | 00001 |

**>> Announcement Details**

The details of the announcement start here ...

| Announcement Title * | Announcement - Outlook for the Financial Year Ending 31 March 2006 |
|---|---|
| Description | |
| **Attachments:** | 325-sgx.pdf<br>Total size = **74K**<br>(2048K size limit recommended) |

Close Window

**SINGAPORE TELECOMMUNICATIONS LIMITED**
**(Incorporated in the Republic of Singapore)**
**Company Registration Number: 199201624D**

## OUTLOOK FOR THE FINANCIAL YEAR ENDING 31 MARCH 2006

SingTel provided guidance for the financial year ending 31 March 2006 on 5 May 2005. The following aspects have been updated as a result of market conditions in Australia being more competitive than earlier anticipated.

### Australia

Optus has previously indicated that it targets to exceed overall market growth for the current financial year, with a lower operational EBITDA margin than the previous financial year, though remaining above 30%. This margin decline reflects the cost of projects designed to improve returns in future periods (such as new 3G services, the planned rollout of a ULL network and selective outsourcing of customer service). It also reflects pressure on mobile and corporate fixed line prices, reductions in mobile termination rates proposed by the Australian Competition and Consumer Commission, and migration of Internet customers from dial up to DSL resale.

Optus continues to target revenue growth in excess of market rates for the current financial year ending 31 March 2006. However, due to the continued impact of competition and price pressures, particularly in mobile, the operational EBITDA margin is expected to decline compared to previous guidance by 1 to 2 percentage points. In line with this, operational EBITDA and operating cash are expected to be lower than the previous financial year and, therefore, free cash flow is expected to be less than A$1 billion.

Optus is maintaining its strategy of investing in new mobile and fixed line broadband networks to capture growth arising from changes in customer behaviour, and continues to target capital expenditure of approximately A$1.1 billion.

Revenue growth for the quarter ending 30 September 2005 is expected to be flat compared to the corresponding quarter last year. This is mainly due to certain corporate and one-off low margin transit voice businesses which were recorded in the September 2004 quarter.

### Group

The Group continues to expect that consolidated operating revenue will increase but, as a result of these changes to Optus' guidance, operational EBITDA will decline.

There is no change to the guidance for the Singapore and the associates' performance.

**Lorinda Leung**

**From:** Lim Li Ching

**Sent:** Monday, September 19, 2005 6:25 AM

**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Monday, September 19, 2005 6:25:12 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00001
Submission Date & Time :: 19-Sep-2005 06:24:11
Broadcast Date & Time :: 19-Sep-2005 06:25:12
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

---

>> CLICK HERE for the full announcement deta! ils.

---


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/09/2005

TIME: 08:31:06

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Outlook for the financial year ending 31/03/06

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

## Lorinda Leung

**From:** ASX.Online@asx.com.au
**Sent:** Monday, September 19, 2005 6:31 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



261685.pdf

ASX confirms the release to the market of Doc ID: 261685 as follows:
Release Time: 19-Sep-2005 08:30:59
ASX Code: SGT
File Name: 261685.pdf
Your Announcement Title: Outlook for the Financial Year Ending 31 March 2006

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 15-Sep-2005 07:19:20 |
| Announcement No. | 00002 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | SingTel Analyst Breakfast Briefing - Presentation by Mr Lucas Chow, Executive Vice President (Corporate Business) |
| Description | |
| **Attachments:** | LucasChow.pdf<br>Total size = **333K**<br>(2048K size limit recommended) |

Close Window

**From:** Lim Li Ching
**Sent:** Thursday, September 15, 2005 7:19 AM
**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

---

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Thursday, September 15, 2005 7:19:19 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 15-Sep-2005 07:19:13
Broadcast Date & Time :: 15-Sep-2005 07:19:20
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

---

>> CLICK HERE for the full announcement deta! ils.

---


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/09/2005

TIME: 09:33:15

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Breakfast Briefing - Presentation by Mr Wong

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

**Foo Yen Yen**

**From:** ASX.Online@asx.com.au
**Sent:** Thursday, September 15, 2005 7:33 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



260946.pdf

ASX confirms the release to the market of Doc ID: 260946 as follows:
Release Time: 15-Sep-2005 09:32:19
ASX Code: SGT
File Name: 260946.pdf
Your Announcement Title: Singtel Analyst Breakfast Briefing - Presentation by Mr Luca

# CBG Strategy and Vision

## SingTel Analyst Breakfast Briefing

15 September 2005



Lucas Chow
EVP Corporate Business


SingTel

Company registration number : 199201624D

# Important Note: Forward looking statements

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

# Infrastructure Overview

## Focus on regional connectivity

| | |
|---|---|
| Subsea Cable | • Cables connect Asia Pacific to Europe, Middle East, USA<br>• Intra-Asia served by APC, APCN, APCN2, C2C,i2i,TIS |
| Satellites | • INTELSAT, INMARSAT, APSTAR (West Europe, Africa, Asia Pacific)<br>• Optus A3, B1, B3, C1 (Australia)<br>• SingTel ST-1 (Regional) |

## Leverage new technologies to reduce cost

| | |
|---|---|
| IP-based Switch | Managed IP-based Switch Network with overseas PoPs for wholesale voice traffic |


Europe
ST Japan
ST UK
ST USA
Managed IP backbone
ST Hong Kong
Optus
China
Reseller
Access Network PoPs
Indonesia
Thailand
SingTel PSTN Network
International Gateway
Soft switch

SingTel

# Corporate Business: Revenue Make-Up



**Responsible for Corporate Data[1] & International telephone**


Other SingTel 61%
Corp Data1 23%
Int'l 16%

**SingTel FY05 revenue $4.0bn**

**LLC (local) and ILC (int'l) are main parts of Corporate data[1]**


Others 20%
ATM 6%
ISDN 7%
ILC 23%
LLC 44%

**Corporate data[1] revenues FY05 $0.9bn (pre-elim)**

[1] Data and Internet (excl. broadband, narrowband & capacity sales)

# Corporate Customers



Serving SingTel's largest customers
Larger customers – data-centric
Smaller customers – voice-centric
Revenue/mth/acct ($'000)
300
200
100
0
No. of accounts
12,087
2,382
GAM (Global)
WAM (Wholesale)
CAM (Corporate)
LAM (Local)
BizD (Biz Direct)
Revenue/mth/acct
No of acct (indicative)
Indicative revenue mix
100%
50%
0%
Data
Voice
23%
74%
GAM
BizDirect

# International Telephone

- FY05 revenues down 13.4% but margins improve


Price pressures drive
revenue decline
Gross margin improves

## Price pressures drive revenue decline

Outgping min (mil min)
1150
1100
1050
1000
950
900
850
800
1,095
0.58
0.42
914
FY02
FY03
FY04
FY05
Net ave collection rates (S$/min)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0

## Gross margin improves

72%
70%
68%
66%
64%
62%
60%
64%
71%
FY04
FY05

SingTel


Corporate Data
FY05 revenues up 7.4%
LLC revenues[1]
4.8%
Yearly ILC revenues (S$m)
405
400
395
390
385
380
375
370
365
360
355
371
401
FY02
FY03
FY04
FY05
ILC revenues[1]
6.3%
Yearly ILC revenues (S$m)
500
450
400
350
300
250
200
150
100
50
0
436
207
FY02
FY03
FY04
FY05
SingTel

[1] FY05 vs FY04

# IPLC Price Trends - Stability Could Be In Sight


ARPU Trend for IPLC
EUR-AFR-ASIA
INTRA-ASIA
TRANS-PAC
Stability in sight
Early-04
Mid-05

- Steady traffic growth & 'freeze' in new sub-sea cable construction on key routes => excess capacity reduced
- Internet traffic and broadband growth are key regional drivers
- Abundant unlit supply => demand can be met by lighting up 'λ's and fibre pairs

SingTel

# ConnectPlus IP-VPN… Healthy Growth

**IP-VPN* Ports Deployed**

Dec 2003 | Dec 2004 | Jul 2005

On-track for another doubling of IP-VPN ports deployed …

**Total Port Bandwidth**

Dec 2003 | Dec 2004 | Jul 2005

with healthy bandwidth growth …

**Monthly IP-VPN* Revenue**

Dec 2003 | Dec 2004 | Jul 2005

leading to robust revenue gains.

SingTel

Singapore Telecommunications LtdCompany reg. no.: 199201624D

* excludes domestic IP-VPN

# International Data - Technology Trends


FR
IATM
IP VPN
IPLC
International Ethernet
Enterprise collaborative tools
Introduction
Growth
Maturity
Decline
CUSTOMERS
INNOVATORS
EARLY ADOPTERS
MIDDLE MAJORITY
LAGGARDS

SingTel

# CBG's Challenges Ahead



Level of competition has further intensified
International services are fiercely competed for within and outside of Singapore
New sources of profit required to sustain growth
The 1st phase is over
Horizon 1
"Dominant Incumbent & Asia Leading"
Horizon 2
"Evolve the core business"
Horizon 3
"The next challenge"
Revenue
Time (years)
Past
Today


SingTel

# CBG Strategy


Grow
Singapore
business

- Business recovery and price stability
- Strengthen market leadership


Multi-domestic
Strategy

- Grow 2nd to 3rd country businesses
- Acquire new customer base
- Anchor SingTel's leading position in Asia


Industry
Specialisation

- Focus on key industries
  - Financial services, manufacturing, wholesale, pharmaceutical, logistic
- Diversity via SingTel's extensive infrastructure in the region



# Summary

CBG is a significant part of SingTel's business

Growth strategies:

- Grow Singapore's business
- Multi-domestic strategy
- Moving up the value chain
  - a. Industry specialisation
  - b. Evolve from core services


SingTel

# CBG Strategy and Vision

## SingTel Analyst Breakfast Briefing

15 September 2005


SingTel

Company registration number : 199201624D

**Foo Yen Yen**

**From:** Lim Li Ching
**Sent:** Thursday, September 15, 2005 7:21 AM
**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Thursday, September 15, 2005 7:20:58 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

Your Corporate Announcement submission has been received successfully.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00003
Submission Date & Time :: 15-Sep-2005 07:20:53
Broadcast Date & Time :: 15-Sep-2005 07:20:59
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
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Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 15-Sep-2005 07:20:59 |
| Announcement No. | 00003 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | SingTel Analyst Breakfast Briefing - Presentation by Mr Wong Soon Nam, Vice President (Corporate Business Marketing) |
| Description | |
| **Attachments:** | WongSoonNam.pdf<br>Total size = **1190K**<br>(2048K size limit recommended) |

Close Window

## Foo Yen Yen

**From:** ASX.Online@asx.com.au
**Sent:** Thursday, September 15, 2005 7:34 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release


PDF
Adobe
260950.pdf

ASX confirms the release to the market of Doc ID: 260950 as follows:
Release Time: 15-Sep-2005 09:33:09
ASX Code: SGT
File Name: 260950.pdf
Your Announcement Title: SingTel Analyst Breakfast Briefing - Presentation by Mr Wong

# CBG Achievements and Looking Ahead

SingTel Analyst Breakfast Briefing

15 September 2005



Wong Soon Nam
VP Corporate Business Marketing


SingTel

# Important Note: Forward looking statements

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

# End-User Requirements: A Paradigm Shift

|  OLD | |  NEW |
|---|---|---|
| Standard offering | → | Customised & flexible |
| Quality & reliability | | Quality & reliability and price |
| Basic telco offering | | Optional VAS |
| Expense | | Business value creation, productivity |
| Product Selling | | Solution selling |


SingTel

# Industry Vertical Focus has Paid Off

**Automotive**




DAIMLERCHRYSLER

**Financial services**


citibank

Deutsche Bank

Goldman Sachs

Merrill Lynch

**Petroleum**



bp

HALLIBURTON

**Logistics**

SCHENKER
Stinnes Logistics


BAX GLOBAL

FedEx
Express

**Manufacturing / IT / Others**

SATO



SONY
PICTURES

ORACLE

VDC

IBM

Pfizer

# Key Success Factors

**It's not just about price…**

- Extensive, reliable and robust telecom infrastructure in Asia Pacific
- Brand name and experience in Asia Pacific
- Willingness to learn, develop and adopt practices and procedures that comply with industry verticals
- Clear understanding of customer needs
- Customised solutions and SLAs


SingTel

# Key Success Factors - Testimonials

"Support and understanding of our complex networking requirements, robust global network and good business relationship between the two companies are key… we rely on the proven, very advanced services of the operator to support our global businesses."

SIEMENS

*Mr Volkhart P. MatthAèus*

*Head of the Siemens Corporate Information Office (CIO)*

"Schenker needs more bandwidth, capacity and a better network to meet our requirements. We based our choice on long standing relationship, coverage, quality, capacity and service level guarantees. Also, SingTel owns and manages the cables offered to us. It's not a third party business."

SCHENKER Stinnes Logistics

*Mr Peter Schumann*

*Schenker's Chief Information Officer*


SingTel

# New Marketing Campaign: "Be …"


partnered
for growth
Achieve compliance and thrive with our solutions for performance and profitability.
EMC
SingTel


be assured
CONNECTPLUS IP VPN
SingTel


be sure
CONNECTPLUS IP VPN
SingTel

**New Marketing Campaign:**

- Targeted
- Builds brand affinity
- Focused on solutions
- A shift from traditional product-oriented approach


SingTel

# The SingTel Advantage

- **Large customer base**
  - ~50% of Fortune 500 companies
  - very experienced in meeting needs of top global MNCs
- **SingTel associates (Bharti, Innove, NCIC) and Optus**
  - provisioning & operational support
  - last-mile connectivity
  - local expertise
- **Bandwidth on multiple cables; owners of C2C & i2i**


Home-base of SingTel's Fortune 500 Customers


North America 33%
Asia Pacific 31%
Europe 36%

SingTel

# Singapore Network - Comprehensive & Extensive

**Core network (Singapore & International)**

- Fully digital telephone network; extensive ATM/IP rollout
- Regional Internet traffic hub
- 26 international/regional Points-of-Presence

**Fixed access network**

- Fibre connects >95% of all buildings in Singapore
- 1.9m working DEL (>99% share)
- 311,000 DSL connections (55% share of broadband)
- Over 330 WiFi hotspots installed

**Mobile network**

- 1.5 million mobile customers
- Nationwide coverage – 2,100 base stations
- 3G network deployed in Q1 2005


SingTel

# Singapore Hub: Diversity and Redundancy


i2i
SMW3
Tuas Cable Station
Katong Cable Station
Changi Cable Station
TASMAN2
SMW2
C2C
APCN
APC
APCN2

- Capacity on multiple cables
- High bandwidth circuits (STM-4 and above)
- Cable stations are all *interlinked* and owned by SingTel


SingTel

# Partnerships vs Own Global Network?



San Jose
Los Angeles
Dallas
New York
London
Frankfurt
Beijing
Seoul
Tokyo
Shanghai
Osaka
Mumbai
Guangzhou
Taipei
Bangkok
HK
Manila
Bangalore
Chennai
Sri Lanka
Kuala Lumpur
Singapore
Sydney
Auckland
Melbourne
Existing PoPs


**Nodes in 26 cities, 16 countries**

# Partnerships vs Own Global Network?

**SingTel: global reach through partners and associates**

WilTel
Virtela
Telefonica
kpn
Etisalat
bharti
VSNL
中国电信 CHINA TELECOM
CPCNet
sparq
JAPAN TELECOM
InnOve
ACACIA
yes
OPTUS

- **SingTel Global Offices and channels**
  - 35 SGOs in 17 countries
  - Extension of sales reach
  - ...st comprehensive

SingTel

# Strong International Focus - SGOs


London
Frankfurt
Paris
New York
Chicago
San Francisco
Los Angeles
Houston
Delhi
Hyderabad
Mumbai
Bangalore
Chennai
Beijing
Seoul
Tokyo
Osaka
Shanghai
Guangzhou
HK
Taipei
Bangkok
Manila
HCMC
KL
Jakarta
Darwin
Brisbane
Adelaide
Canberra
Sydney
Perth
Melbourne
SGOs
SingTel SGO Revenue
140%
CAGR
FY01/02
FY02/03
FY03/04
FY04/05

- Strong growth from overseas market
- Continued focus on 2nd to 3rd country market
  - new growth engines outside Singapore
  - leverage on **India** (world's outsourcing hub) & **China** (factory of the world)
- Expand presence to where business opportunities are

# The Indian Tiger …



## THE SINGTEL DIFFERENTIATOR

- SEA-ME-WE 3, SEA-ME-WE 4, i2i
  - cable redundancy
  - i2i restoration arrangement with TIC
- Well poised to take advantage of BPO industry
  - India-USA is a key route
- Own PoPs* in Mumbai, Chennai and Bangalore
  - supplemented by Bharti's own network
- Presence in Delhi, Mumbai, Chennai, Bangalore and Hyderabad
- Equity stake in Bharti
  - access to domestic coverage and extensive local support


SingTel



* with redundancy

# … and the Chinese Dragon



## THE SINGTEL DIFFERENTIATOR

- Bandwidth on multiple cables into China
- Own PoPs* in Beijing, Shanghai, Guangzhou
- Choice of multiple partners in China
  - extend network reach
- Presence in Beijing, Shanghai & Guangzhou
- 'Greater China' play - NCIC and own presence and operations in Hong Kong


SingTel



* with redundancy

# Well Placed in ASEAN with ACASIA



| Real GDP Growth (%) | 2003a | 2004a | 2005 | 2006 |
|---|---|---|---|---|
| **Indonesia** | 4.9 | 5.1 | 5.7 | 6.0 |
| **Malaysia** | 5.4 | 7.1 | 4.8 | 4.7 |
| **Philippines** | 4.7 | 6.1 | 5.1 | 4.8 |
| **Singapore** | 1.4 | 8.4 | 3.8 | 4.7 |
| **Thailand** | 3.3 | 5.7 | 3.9 | 4.2 |
| **Vietnam** | 7.2 | 7.7 | 7.8 | 7.3 |

Source: EIU (Jun/Jul 2005)


ACASIA





- Huge market with >550 million population and combined GDP of ~US$730 billion (for the ASEAN 5)
- Long-term potential stemming from AFTA and CEPT (Common Effective Preferential Tariff)


SingTel

ASEAN 5 comprises Indonesia, Malaysia, the Philippines, Singapore and Thailand

# Summary

Continue to enhance global capabilities

Be at the forefront of technology and industry trends

Develop deeper understanding of customers

“BE *a strategic partner, not just a service provider*”

India and China are key markets


SingTel

# CBG Achievements

## SingTel Analyst Breakfast Briefing

15 September 2005


SingTel

Company registration number : 199201624D

**Foo Yen Yen**

---

**From:** Lim Li Ching
**Sent:** Thursday, September 15, 2005 7:24 AM
**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Thursday, September 15, 2005 7:23:33 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

```
Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
Submission Date & Time :: 15-Sep-2005 07:23:26
Broadcast Date & Time :: 15-Sep-2005 07:23:33
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

---

>> CLICK HERE for the full announcement deta! ils.

---

## Foo Yen Yen

**From:** ASX.Online@asx.com.au
**Sent:** Thursday, September 15, 2005 7:36 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release


PDF
Adobe

260952.pdf

ASX confirms the release to the market of Doc ID: 260952 as follows:
Release Time: 15-Sep-2005 09:35:12
ASX Code: SGT
File Name: 260952.pdf
Your Announcement Title: SingTel Analyst Breakfast Briefing - Presentation by Mr Lee


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/09/2005

TIME: 09:35:16

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Breakfast Briefing-Presentation by Mr Lee

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

# SingTel IP & Ethernet Services

## SingTel Analyst Breakfast Briefing

15 September 2005

Lee Han Kheng
VP Corporate Products


SingTel

# Important Note: Forward looking statements

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

# Agenda

- **Introduction**
- IP-VPN Services
- Enterprise VoIP Services
- Ethernet Services
- Conclusion


SingTel

# High Growth Rate For IP Services

- IP-VPN in growth phase
- Uptake from broad segments of enterprises
  - Global MNCs and mid-sized companies
  - Manufacturing, logistics, FSI etc.
- Prioritisation of mission-critical applications
- Strong demand for ports above 512kbps


SingTel

# VoIP Is Picking Up Momentum

- VoIP service is picking up momentum
- Spreading from consumers into enterprises
- Users' desire to converge voice & data services into a single access/network to lower cost of ownership
- Key drivers:
  - Market awareness and strong acceptance (Skype and Vonage have generated interest)
  - Enterprise focus on efficiency and cost effective solutions


SingTel

# Ethernet - The Next Wave

- Ethernet is expected to be the next wave of growth
- Early adopters of Ethernet - replacing leased lines for point-to-point circuits
  - Good quality
  - Scalability
- Virtual Private LAN Service (VPLS) will stimulate Ethernet growth moving forward


SingTel

# Data Product Life Cycle


Revenue (Not To Scale)
Leased Circuit
IP VPN
ATM
Ethernet
FR
Year
1980
1990
2000
2005
2010
2015

SingTel

# Corporate Customer Requirements


Coverage
Multiple Service Class
Voice Data Integration
Extranet Connectivity
Ease Of Operations
Flexibility
Reliability

- Single Service Provider
- Extensive coverage to support globalisation
- Quality and Performance
- Lower costs
- Ability to handle difficult types of traffic (including real-time data)
- Connection to partners
- Integrated voice & data solution
- Flexibility and simplicity

**IP-VPN forms the Foundation to meet these requirements**

# IP Challenges

- IP services - high growth but price pressure
- Moving up the value chain:
  - Managed Network Services
  - Hosted IP Telephony
  - Collaboration services
- Support for mobility/remote branches
- MPLS IP-VPN infrastructure forms the foundation


SingTel

# Agenda

- Introduction
- **IP-VPN Services**
- Enterprise VoIP Services
- Ethernet Services
- Conclusion


SingTel

# SingTel Meg@POP

- Largest domestic IP-VPN network with >10,000 ports
- High double-digit growth year on year
- Mainstream data product
  - significant proportion of domestic data revenue
- Community effect
  - enables secure intra-communication for Meg@POP customers



**One pipe, multiple services**



**Community effect - allows a customer to connect to all his business associates with just one pipe**


SingTel

# SingTel Meg@POP Architecture


Business Partner
Leased Lines
Partner's VPNs
Extranet
ASP VPN
ConnectPlus IP
Global network
WBA
ADSL
Company A VPN
Branch Office/ SOHO
Sym DSL
ISP VPNs
Extranet
Mobile Workers
Internet
DSL
Branch Office
Home
Wireless Access (GPRS)
Mobile Workers
Ethernet
Company HQ
ATM
ISP
Remote VPN
SingTel

# ConnectPlus IP-VPN Strategy

**Enhance coverage**

- Nodes
- Partnerships
- Remote Access

**Access technologies**

- LLC
- ATM
- Dedicated DSL
- Ethernet

**SingTel IP Strategy**

**VAS/Network services**

- Features (Extranet, Internet access, voice VPN, usage-based charge)
- Quality/security (MPLS, class-of-service, SLG, performance reports)
- Collaborative tools
- Hosted enterprise applications


SingTel

# ConnectPlus IP Coverage

- SingTel deploys nodes according to market demand

  -strong Asian focus

  -not adopting GSPs' practice (nodes deployment everywhere from day 1)

- Work closely with strategic partners for global coverage

  -able to execute partnerships seamlessly

- Provide customer with flexibility and choice

- Remote access via Internet (with IPSec as an alternative)


SingTel

# ConnectPlus IP Coverage With Asia Focus


America
San Jose
Los Angeles
Dallas
New York
South America
Europe
London
Frankfurt
India
Mumbai
Chennai
China
Beijing
Shanghai
Guangzhou
Hong Kong
Japan
Seoul
Tokyo
Osaka
Taipei
Manila
Bangkok
Kuala Lumpur
Singapore
ASEAN
Australia & NZ
Sydney
Melbourne
Auckland
PoP locations

SingTel

# ConnectPlus IP Access

**Access offering :**
- LLC
- ATM
- ISDN (back up)

**Alternative access:**
- Ethernet
- Direct DSL


Remote Dial
Internet
Remote DSL
GW 1
GW 2
Customer VPN
C+ IP
Dedicated Access
4 gateways at :
✓ Singapore
✓ Japan
✓ Los Angeles
✓ London
IPSec Tunnel
SingTel

**Offer choice to customers, Lower Total Cost of Ownership**

# Value Added Services (VAS) Framework


Network Applications
• Collaborative Applications (eg. Audio/Video conferencing, IM
• Hosted IP Telephony, Contact Centres
• Hosted Applications (eg. messaging, eSurveillance, Remote storage, ASP)
Network Services
• QoS & Security (eg. CoS, SLG, performance reports)
• Features (eg. Extranet, Internet GW, voice VPN, firewall)
IP-VPN
• Quality of Service
• VPN

- VAS will be a key service differentiator
- IP-VPN forms the basis for VAS
- Network Services are built on top of IP-VPN
- Network Applications are further built on top of IP-VPN and/or Network Services


SingTel

# Agenda

- Introduction
- IP-VPN Services
- **Enterprise VoIP Services**
- Ethernet Services
- Conclusion


SingTel

# Enterprise VoIP Framework


Services
Next (2-3 years)
Short Term (1 year)
Now
Regional Centrex
Voice Class VPN over Partner IP-VPN
VoIP VPN connecting Analog and IP PBX
iPhoneNet
Voice Class VPN
VoIP VPN
Applications
Hosted Call Centre
IM
UM
Multimedia Conferencing
Audio/Data Conferencing
Access Devices
. PDA
. PC/Softphones
. IP phone
. Analogue phone
. Mobile phone
. OTT device
IP-VPN
Internet
Network Infrastructure
SingTel

# SingTel i-PhoneNet

- i-PhoneNet is a hosted, managed IP telephony solution capable of delivering voice, video and data applications
  - launched in May 2004
- Advanced features:
  - ➢ Supports both analogue and IP phones
  - ➢ Web-based features
  - ➢ Supports mobile work force/work from home
  - ➢ Call tracking
  - ➢ Security
  - ➢ Low cost of entry and ownership
  - ➢ Good voice quality



SingTel

# i-PhoneNet Growth & Driving Forces

- Key market drivers:
  - Increased trend in outsourcing
  - User awareness created by interest in VoIP
  - Traditional systems like PBX/KTS reaching end-of-life
  - Need for flexibility due to unpredictable economic conditions (with i-PhoneNet, customers can easily subscribe or terminate service)
  - Increased need for connectivity for mobile workforce
  - Converged LAN and WAN needs
- Broad-based adoption:
  - SMEs, MNCs and government sector


SingTel

# ConnectPlus VoIP


TDM Phone
TDM Fax
TDM PBX
Gateway
Legacy
ConnectPlus VoIP VPN
Remote Location
Router
SIP Phone
PC Phone Client
PC
PC
LAN
Router/ Gateway
PC Phone Client
IP Phone
TDM Phone
TDM Fax
TDM PBX
Legacy & IP
PC
IP Phone
Router
LAN
Adapter
PC Phone Client
IP PBX
TDM Fax
TDM Phone
IP PBX
SingTel

# Multimedia Conferencing - The Next Frontier



Webcam
Desktop client
802.11b/g
Notebooks
Office
Conference
System
Conference
Room
IP
ISDN
PSTN
Mobile
Audio
Conferencing
Data
Conferencing
Video
Conferencing
Multimedia
Conference
CAGR of
> 80%
over next
four years
3G
Mobile
PDA
Corded
Phone
VideoPhone
Service to be available in 2006
SingTel

# Agenda

- Introduction
- IP-VPN Services
- Enterprise VoIP Services
- **Ethernet Services**
- Conclusion


SingTel

# Why Ethernet ?

- Demand is forecasted to grow rapidly over the next five years

- Key drivers:
  - Cost effectiveness
  - Incremental bandwidth purchase as needed (especially 2 - 45M)
  - Technology acceptance and usability
    - Widespread Ethernet use in campus and corporate LAN environments
    - Enterprise network operations and management in place
  - Adaptable to changing needs
    - Single interface to multiple services
    - Scalable bandwidth
    - Flexibility with customer CPE and traffic type


SingTel

# SingTel MetroEthernet

- High quality Layer 2 service offered within Singapore
- Ethernet over SDH
- Supports Point-to-Point and Point-to-Multipoint



Customer's Premise
Customer's Premise
SingTel equipment Ethernet interface 10/100BaseT
SingTel MetroEthernet Network
SingTel


**Point-to-Point**
2M–10M (2M increment)
20M–100M (10M increment)

**Point-to-MultiPoint**
Head-end: 10M–100M (10M increment)
Tail-end: same as point-to-point granularity

# SingTel MetroEthernet - Growth Engine

- MetroEthernet implemented on existing SDH infrastructure with incremental investment
- Alternative to leased line and as access to IP services
- Early adopters mainly from FSI and IT/Communications sectors due to the need for
  - high quality service
  - high scalability (especially from 2 – 45 Mbps)
- Any-to-any connectivity MetroEthernet based on Virtual Private LAN Service (VPLS) will be introduced


SingTel

# SingTel International Ethernet Service

- Point-to-Point offering:
  - Ethernet over SDH
  - Offerings of up to 100Mbps
  - Coverage includes Singapore, US, UK, Hong Kong and Japan

- Multipoint-to-Multipoint offering
  - Delivery using VPLS technology
  - Planned rollout in early 2006
  - Planned coverage to over 20 destinations


SingTel

# Agenda

- Introduction
- IP-VPN Services
- Enterprise VoIP Services
- Ethernet Services
- **Conclusion**


SingTel

# Conclusion

Strong growth for IP-VPN and Ethernet services

IP MPLS platform forms the foundation for service convergence and value added services

SingTel is ready to capitalise on these opportunities


SingTel

# Conclusion


Applications
Applications
VPLS
Voice Class VPN
IP-VPN Service
Ethernet Over SDH
Leased Line
ATM/FR Networks
Internet Backbone
IP-VPN Networks
Full Suite of Products
SingTel's Pan-Asia Expan Data Centers
Co-location
Domestic Infrastructure in S'pore & Australia
Associated Cos & Partners
Domestic Infrastructure
Submarine Cable Systems Ownership
Submarine Cable Infrastructure

SingTel

# SingTel IP & Ethernet Services

## SingTel Analyst Breakfast Briefing

15 September 2005

SingTel

SEC File No: 82-3622

Print this page

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| --- | --- |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 14-Sep-2005 18:05:25 |
| Announcement No. | 00073 |

| >> Announcement Details |
| --- |
| The details of the announcement start here ... |

| Announcement Title * | Bidder's Statement for the Takeover Bid by Optus Networks Pty Limited for Alphawest Limited |
| --- | --- |
| Description | Attached is a copy of the Bidder's Statement for the takeover bid by Optus Networks Pty Limited, an indirect wholly-owned subsidiary of Singapore Telecommunications Limited, for Alphawest Limited. |
| **Attachments:** | Statement-140905.pdf<br>Total size = **3075K**<br>(2048K size limit recommended)<br>**Total attachment size has exceeded the recommended value** |

Close Window

# BIDDER'S STATEMENT

**OPTUS NETWORKS PTY LIMITED**

**ABN 92 008 570 330**

**a wholly owned subsidiary of**

**SINGTEL OPTUS PTY LIMITED**

**ABN 90 052 833 208**

# Corporate information for Optus Networks Pty Limited ABN 92 008 570 330

### Directors

Patrick O'Sullivan

Paul O'Sullivan

### Company Secretary

Paul O'Brien

### Registered Office

Level 29 Optus Centre
101-103 Miller Street
North Sydney NSW 2060

### Share registry for this Offer

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

### Legal adviser to the Offer

Minter Ellison
Aurora Place
88 Phillip Street
Sydney NSW 2000

### Financial adviser to the Offer

Deloitte Corporate Finance Pty Ltd
Level 3, 225 George Street
Sydney NSW 2000

# Defined terms

Defined terms in this Bidder's Statement and accompanying material are capitalised. The defined terms are in Part 3 of this Bidder's Statement.

All amounts are in Australian dollars unless otherwise stated.

# Investment decisions

This document contains general advice only and does not take into account the individual investment objectives, financial situation or particular needs of each Alphawest shareholder or any other person.

Alphawest shareholders may wish to seek independent financial and taxation advice before deciding whether to accept the Offer.

# Forward looking statements

This Bidder's Statement may include certain forward looking statements which have been based on current expectations about future events. These forward looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward looking statements. These factors include matters not yet known to Optus to be material.

# Privacy statement

Optus will collect personal information about Alphawest shareholders' holdings of Alphawest Shares in accordance with the Corporations Act. Optus will share that personal information with its advisers and service providers only to the extent necessary for purposes relating to the Offer. Under the Privacy Act 1988, Alphawest shareholders may request access to personal information about them held by Optus and its agents. Alphawest shareholders can contact Optus' share registry, Computershare Investor Services Pty Limited if they have questions about their personal information.

# Bidder's Statement

This Bidder's Statement is dated 14 September 2005. It includes an Offer dated [insert date].

A copy of this Bidder's Statement was lodged with ASIC on 14 September 2005. ASIC takes no responsibility for the content of this Bidder's Statement.

## 2. Optus' interest in Alphawest securities

### 2.1 Alphawest's issued capital

As at the date of this Bidder's Statement[6], the total number of securities on issue in each class of securities of Alphawest (according to documents lodged by Alphawest with ASX), and the relevant interest of Optus in those securities, were as follows:

| Class of security | Number on issue | Relevant interest of Optus in securities as at the date of the Bidder's Statement |
|---|---|---|
| Alphawest Shares | 38,035,739 | 7,590,091 (19.96%) |
| Alphawest Options | 4,967,007 | Nil |

### 2.2 Voting power

As at the date of this Bidder's Statement[7], Optus' voting power in Alphawest is 19.96%.

### 2.3 Declaration by ASIC

ASIC has declared that Optus is not required to disclose in this Bidder's Statement Optus' relevant interest in each class of Alphawest securities and Optus' voting power in Alphawest in respect of relevant interests that Optus has because certain related bodies corporate of SingTel or subsidiaries of SingTel have relevant interests in Alphawest Shares that were acquired in certain circumstances. See section 7.7 for further information about the declaration. The statements made in this section 2 are made in reliance on that declaration.

[6] Update to Offer Date.

[7] Update to Offer Date.

## 3.2 Consideration provided for Alphawest shares during previous four months

During the period beginning four months before the date of this Bidder's Statement[8] and ending on the day immediately before the date of this Bidder's Statement[9], neither Optus nor any of its Associates has provided or agreed to provide consideration for an Alphawest Share except pursuant to the Pre-Bid Agreement.

## 3.3 No inducing benefits given, offered or agreed during previous 4 months

During the four months before the date of this Bidder's Statement[10], neither Optus nor any of its Associates gave, offered to give or agreed to give a benefit to another person that induced, or was likely to induce, the other person or an associate to:

(a) accept the Offer; or

(b) dispose of Alphawest Shares,

that was not offered to all holders of securities in the bid class, other than as described in section 3.1.

## 3.4 Declaration by ASIC

ASIC has declared that Optus is not required to disclose in this Bidder's Statement certain information about consideration that certain related bodies corporate of SingTel or subsidiaries of SingTel have provided or agreed to provide for Alphawest Shares under a purchase or agreement in certain circumstances during the four months before the date of this Bidder's Statement[11]. See section 7.7 for further information about the declaration. The statements made in this section 3 are made in reliance on that declaration.

---

[8] Update to Offer Date.

[9] Update to Offer Date.

[10] Update to Offer Date.

[11] Update to Offer Date.

The undrawn amount of the Facility is sufficient to fully fund the maximum amount of the cash consideration which could be payable by Optus under the Offers and the Pre-Bid Agreement. Funds will be drawn down in Australian dollars. No event of default has occurred under the Facility that is continuing and has not been waived.

The following is a general summary (which does not purport to be comprehensive or exhaustive) of the key terms of the Facility:

(a) The Facility is for a maximum amount of $300 million and at the date of this Bidder's Statement is drawn to $250 million.

(b) The Facility will mature in May 2006. Outstanding funds are payable on maturity, at the option of Optus Finance or in the event of default.

(c) The Facility may be used to fund or partially fund the cash consideration payable under the Offers and the Pre-Bid Agreement.

(d) Funds may be drawn down by Optus Finance upon the provision of both 2 business days prior notice and a warranty to the effect that there is no event of default. There are no other preconditions to the draw down of funds under the Facility.

(e) Interest is charged at commercial rates.

(f) There are no unusual banking terms or conditions applicable to the Facility.

## 5.4 Alphawest's board of directors

Optus intends to seek the appointment of Optus' nominees to the Alphawest board. The number of Optus nominees will be determined in due course, having regard to the interests of minority shareholders and the principle of good corporate governance. The likely nominees will include Paul O'Sullivan and Patrick O'Sullivan.

## 5.5 Financial reporting

Optus intends to change Alphawest's financial year so that it ends on 31 March, Optus' balance sheet date. Currently, Alphawest's financial year ends on 31 December.

## 5.6 Continued employment of Alphawest employees

At the present time and based on information available to it, Optus intends to continue with the services of senior management, operational management and other employees of Alphawest (see also sections 5.8 and 5.9 below).

## 5.7 Debt reduction

Optus considers that Alphawest should, as a matter of priority, seek to eliminate its existing external debt. Optus intends that Alphawest should seek to apply, or set aside to provide for repayment, all free cash flow (after capital expenditure) to the retirement of such debt to the extent required by the relevant facility agreements, and that the declaration of dividends should be deferred until sufficient amounts have been set aside to repay the debt and sufficient profits are available.

## 5.8 Additional intentions for Alphawest as a wholly owned subsidiary of Optus

If Optus becomes entitled to compulsorily acquire Alphawest Shares and Alphawest Options under the Corporations Act, it intends to do so. In these circumstances, Optus has also agreed with Alphawest (in the Implementation Agreement) that it will offer to acquire Alphawest Options at fair value, which will be assessed using the Black-Scholes option pricing methodology.

The intentions set out in sections 5.1 to 5.7 above are not, however, dependent on Alphawest becoming a wholly owned subsidiary of Optus. They apply equally if Alphawest becomes a partly owned, controlled entity of Optus subject to the comments in section 5.9 below.

If Alphawest becomes a wholly owned subsidiary of Optus, Alphawest will cease to be listed on the ASX. In that case, there may be a number of company secretarial, administrative functions and overlapping business areas that are no longer required. That could possibly lead to some employee redundancies. Optus will endeavour to minimise such redundancies and, where possible, will offer affected employees redeployment to other positions within the Optus Group to the extent that suitable positions are available.

Optus will explore opportunities to achieve operating synergies and efficiencies if Alphawest becomes wholly owned by Optus. These may include sharing premises and sharing expertise in overlapping areas such as human resource management and business support systems. Optus will also seek to consolidate Alphawest's treasury functions and financing arrangements with those currently in place for the Optus Group.

## 5.9 Additional intentions for Alphawest as a partly owned, controlled entity of Optus

Although Optus is seeking to acquire all of the Alphawest Shares, the Offer is subject to several conditions, including a 'minimum acceptance condition' that Optus acquires relevant interests in at least 90% of the Alphawest Shares (see section 7 of Part 2 for the conditions of the Offer). Consequently, if Optus declares the Offer to be free from the conditions, including the minimum acceptance condition, and does not acquire relevant interests in at least 90% of the Alphawest Shares, it will not be entitled to use the compulsory acquisition procedures in the Corporations

# 6. Australian tax considerations

## 6.1 Introduction

The following is a general description of the principal Australian income and capital gains tax consequences for the registered holders of Alphawest Shares upon the disposal of their shareholding to Optus.

The following description is based upon the law in effect at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every registered holder of Alphawest Shares. In particular, the registered holders of Alphawest Shares should be aware that the levels and bases of taxation can change and that where reference is made to tax concessions, this is to tax concessions as currently applying. It is recommended that registered holders seek independent professional advice in relation to their own particular circumstances.

Any persons who may be subject to tax in any jurisdiction outside Australia should obtain independent professional advice on their particular circumstances.

The income tax implications outlined below are relevant to registered holders who hold their Alphawest Shares as capital assets for the purposes of investment and who do not hold their Alphawest Shares as trading stock, as part of a profit-making undertaking or scheme, or otherwise on revenue account. This section 6 in particular does not address in detail the tax considerations applicable to persons holding Alphawest Options, or registered holders that may be subject to special rules, such as banks, insurance companies, tax exempt organisations, trusts, superannuation funds, dealers in securities or registered holders who change their tax residence while holding Alphawest Shares.

## 6.2 Capital gains tax (CGT) implications

For CGT purposes, a "CGT event" will occur when you dispose of your Alphawest Shares to Optus. This should take place on the date the Offer is accepted by you. Any capital gain or loss from the CGT event will be determined by comparing the total consideration that you receive for your Alphawest Shares in accordance with clause 2.1 of Part 2 (**Total Price**) with the CGT cost base or reduced cost base of your Alphawest Shares.

The cost base or reduced cost base of your Alphawest Shares should broadly equal the money you paid or were required to pay to acquire your Alphawest Shares plus any incidental costs incurred in acquiring and disposing of the shares.

Where your Alphawest Shares were acquired before 21 September 1999, the cost base of your shares may be increased for indexation based on the CPI movement from the date of acquisition to 30 September 1999. This indexation automatically applies to corporate shareholders that have held their Alphawest Shares for at least 12 months. If you are an individual, a trust or a complying superannuation fund and you have held your Alphawest Shares for at least 12 months, you have the option of either applying the cost base indexation up to 30 September 1999 (**Indexation Option**) or the CGT discount (refer below) in calculating your capital gain from the disposal of your Alphawest Shares.

You will make a capital gain from the disposal of your Alphawest Shares to Optus if the Total Price you received exceeds the cost base or, if applicable, the indexed cost base of your shares.

Conversely, you will make a capital loss if the reduced cost base of your Alphawest Shares exceeds the Total Price you received.

# 7. Additional information

## 7.1 Compulsory Acquisition

### (a) Post bid compulsory acquisition provisions

If Optus becomes entitled to compulsorily acquire Alphawest Shares under section 661A of the Corporations Act, Optus will give notices to compulsorily acquire any outstanding Alphawest Shares in accordance with section 661B of the Corporations Act. Optus may compulsorily acquire all outstanding Alphawest Shares at the Offer Price under these provisions if, during or at the end of the Offer Period:

(i) Optus and its Associates have relevant interests in at least 90% (by number) of Alphawest Shares; and

(ii) Optus and its Associates have acquired at least 75% (by number) of the Alphawest Shares that Optus offered to acquire under the bid.

Holders of Alphawest Shares covered by a compulsory acquisition notice under Part 6A.1 may apply to the court for an order that the Alphawest Shares not be compulsorily acquired. The court may only make such an order if it is satisfied that the consideration is not fair value for the securities.

### (b) General compulsory acquisition provisions

If Optus becomes entitled to compulsorily acquire Alphawest Shares and Alphawest Options under section 664A of the Corporations Act, Optus will give notices to Alphawest shareholders and Alphawest Optionholders to compulsorily acquire any outstanding Alphawest Shares and Alphawest Options in accordance with section 664C of the Corporations Act.

Optus will be able to compulsorily acquire all outstanding Alphawest Shares and Alphawest Options under Part 6A.2 of the Corporations Act if Optus' voting power in Alphawest is at least 90% and Optus (either in its own right or through related bodies corporate) acquires full beneficial interests in at least 90% (by value) of the aggregate of all Alphawest Shares and Alphawest Options and:

(i) lodges a compulsory acquisition notice with ASIC in accordance with section 664C(2)(a) within 6 months of achieving that 90% holding (and despatches the notice to Alphawest security holders by the following business day); and

(ii) obtains the report of an expert stating whether, in the expert's opinion, the terms proposed in the notice give fair value for the securities covered.

Alphawest security holders whose Alphawest securities are covered by the compulsory acquisition notice are entitled to object to the acquisition by signing an objection form and returning it to Optus. If more than 10% of the holders of securities covered by the notice object, Optus will need court approval before the acquisition can proceed.

### (c) Compulsory buy-out of Alphawest Shares and Alphawest Options

If Optus is required to compulsorily offer to buy out outstanding Alphawest Shares and Alphawest Options under section 662A and section 663A of the Corporations Act (and no relevant modification of those sections applies), Optus will give notices to Alphawest shareholders and Alphawest Optionholders offering to buy out their Alphawest Shares and Alphawest Options in accordance with section 662B and section 663C of the Corporations Act.

expression of interest, proposal or offer from any person in relation to a Competing Proposal;

(B) Alphawest will not solicit, invite, initiate or encourage or facilitate or permit any person other than Optus to undertake due diligence investigations of Alphawest and, subject to the fiduciary carve out, will not facilitate or permit any person other than Optus to undertake due diligence investigations of Alphawest; and

(C) subject to the fiduciary carve out, Alphawest will not make available to any other person any non-public information about Alphawest.

(v) The fiduciary carve out will apply if the Alphawest Directors obtain written advice from a Queen's Counsel or Senior Counsel that failing to take action with respect to a bona fide Competing Proposal would, in his or her reasonable opinion, be likely to constitute a breach of the fiduciary or statutory obligations of the Alphawest Directors, and the Alphawest Directors in good faith and having regard to a written advice of the Queen's Counsel or Senior Counsel determine that failing to take action with respect to the bona fide Competing Proposal would constitute a breach of their fiduciary or statutory obligations.

(vi) If Alphawest is approached by any person about a Competing Proposal at any time until the end of the Offer Period, Alphawest must notify Optus of the identity of the person and details of the Competing Proposal and any discussions with that person even if the fiduciary duty carve out applies.

(vii) Alphawest must pay Optus a break fee of $375,000 if before the end of Optus' Offer Period:

(A) any Alphawest Director recommends against, qualifies their support of or withdraws his or her recommendation or approval of Optus' Offer or recommends or promotes a Competing Proposal;

(B) a person other than Optus obtains control of Alphawest as defined in section 50AA of the Corporations Act;

(C) certain events outlined in section 7.1 of Part 2, namely (c) (no material acquisitions or disposals), (d) (no prescribed occurrences), (e) (conduct of Alphawest's business) or (f) (no untrue statements), occur and Optus does not waive the breach before the end of the Offer Period; or

(D) Alphawest is in material breach of any material clause of the agreement.

(viii) Prior to Optus acquiring control of Alphawest (within the meaning of section 50AA of the Corporations Act), Alphawest will obtain directors and officers liability run-off insurance cover provided that the cost of that insurance cover does not exceed $125,000 without Optus' prior written consent. After Optus acquires control of Alphawest (within the meaning of section 50AA of the Corporations Act), Optus will not take any step that invalidates that insurance cover.

(ix) As soon as reasonably practicable after Optus acquires control of Alphawest within the meaning of section 50AA of the Corporations Act, Optus will procure that Alphawest enters into a deed of access with each member of the Alphawest board as at the Announcement Date on terms that are consistent with market practice and are acceptable to Alphawest (acting reasonably).

Shares in which related bodies corporate of SingTel had a relevant interest (other than under the Pre-Bid Agreement), during the four month period before the date of the Offer, exceeds 5% of the issued Alphawest Shares or in respect of any relevant purchase or agreement by a Downstream Foreign Associate of which Optus had actual knowledge prior to lodgement of this Bidder's Statement.

(c) to exempt Optus from section 636(1)(k) and 636(1)(l) of the Corporations Act in respect of any Alphawest securities in which Optus has a relevant interest because a Foreign Associate has, or commences to have, a relevant interest by means of a decision made and implemented by a Foreign Associate which acted independently and without direction from SingTel, SingTel Optus or any subsidiary of SingTel Optus. The exemption does not apply where the aggregate number of Alphawest Shares in which related bodies corporate of SingTel had a relevant interest (other than under the Pre-Bid Agreement), in the four month period before the date of the Offer, exceeds 5% of the issued Alphawest Shares, or in respect of any relevant interest of any Downstream Foreign Associate of which Optus had actual prior knowledge prior to lodgement of this Bidder's Statement.

In addition, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons, including Optus.

## 7.8 Alphawest's material disclosures to ASX

Alphawest is a disclosing entity for the purposes of the Corporations Act and therefore is subject to regular reporting and disclosure obligations.

Annexure A contains a description of each announcement made by Alphawest to ASX between 31 December 2004 (the date of the last financial report laid before Alphawest in general meeting on 31 May 2005) and the date of this Bidder's Statement. If you would like to receive a copy of any of these announcements, please contact Optus' Company Secretary's Office on +612 9342 7761 and you will be sent copies free of charge. Information may also be obtained from Alphawest's website at www.alphawest.com.au.

## 7.9 Status of conditions

As at the date of this Bidder's Statement, Optus is not aware of any events which would result in a breach of the conditions in clause 7 of Part 2.

## 7.10 Approvals for payment of consideration

Optus is not aware of any shareholders who require any approval referred to in clause 2.4 of Part 2 in order to be entitled to receive any consideration under the Offer.

## 7.11 Consents

This Bidder's Statement contains statements made by, or statements stated in this Bidder's Statement to be based on statements made by SingTel Optus. SingTel Optus has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder's Statement.

Section 2 of the booklet containing this Bidder's Statement contains statements made by, or statements stated in Section 2 of the booklet containing this Bidder's Statement to be based on statements made by, Alphawest. Alphawest has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder's Statement.

In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or on the company announcement platform of ASX by Alphawest and others. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this Bidder's Statement. If you would like to receive a copy of any of these

# Part 2 - Terms of the Offer

## 1. Offer

### 1.1 The Offer

Optus offers to acquire all of your Alphawest Shares and all the Rights attaching to them on the terms set out in this Offer. This Offer extends to Alphawest Shares that are issued during the period from the Record Date to the end of the Offer Period due to the conversion of, or exercise of rights attached to, Alphawest Options that are on issue at the Record Date.

### 1.2 Persons to whom offers are made

Optus is making an offer in the form of this Offer to:

(a) each holder of Alphawest Shares registered in Alphawest's register of members at 9.00am Sydney, Australia time on the Record Date; and

(b) holders of Alphawest Shares during the Offer Period that were issued:

(i) after the Record Date; and

(ii) as a result of the conversion of, or exercise of rights attached to, Alphawest Options that are registered in Alphawest's register of option holders,

at 9.00am Sydney, Australia time on the Record Date.

Accordingly, the Offers and copies of this Bidder's Statement will be sent to holders of Alphawest Shares and Alphawest Options on the Record Date.

### 1.3 Offer Date

This Offer is dated [*insert date*], being the date on which the first of the Offers is sent to the persons referred to in clause 1.2.

### 1.4 Offer Period

The Offers will remain open for the one month period:

(a) starting on the Offer Date; and

(b) ending at 7.00pm Sydney, Australia time on [*insert date*],

unless this period is extended in accordance with the Corporations Act or the Offers are withdrawn in accordance with the Corporations Act.

### 1.5 Extension of the Offer Period

(a) Optus may, in its sole discretion, extend the Offer Period in accordance with the Corporations Act.

(b) If, within the last seven days of the Offer Period:

(i) the Offer is varied to improve the consideration offered; or

(ii) Optus' voting power in Alphawest increases to more than 50%,

the Offer Period will be automatically extended so that it ends 14 days after the relevant event.

(v) if the document is given after your acceptance and after the end of the Offer Period and at the time Optus is given the document the takeover contract is subject to a defeating condition that relates only to the happening of a Prescribed Occurrence, Optus will dispatch payment to you within 21 days after the date this Offer becomes unconditional.

(c) Payment will be by cheque in Australian currency. The cheque will be sent to you at your address stated on the Acceptance Form or another address notified by you to Optus.

### 2.3 Contract Avoided

Optus may avoid a contract between Optus and you if Optus has not been given a document required in the Acceptance Form within one month after the end of the Offer Period.

### 2.4 Certain Overseas Residents

If, at the time you accept this Offer, any authority or clearance of the Reserve Bank of Australia, the Australian Taxation Office or the Minister for Foreign Affairs is required for you to receive any consideration under this Offer, or you are resident in, or a resident of, a place to which, or you are a person to whom:

(a) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(b) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(c) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(d) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(e) any other law of Australia that would make it unlawful for Optus to provide consideration for your Alphawest Shares,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Optus.

## 3. How to accept

### 3.1 Full acceptance required

Subject to clause 4.2, you may only accept this Offer during the Offer Period for all your Alphawest Shares.

### 3.2 Acceptance Form

Clauses 3.3 and 3.5 refer, among other things, to the different Acceptance Forms for use to accept this Offer depending on whether your Alphawest Shares are in a CHESS Holding or in an Issuer Sponsored Holding. You will only be sent one Acceptance Form with this Bidder's Statement, which will be the Acceptance Form to be used in relation to your Alphawest Shares.

### 3.3 CHESS Holdings

If your Alphawest Shares are in a CHESS Holding and you are not a Participant, you may:

(a) instruct your Controlling Participant to initiate acceptance of this Offer for your Alphawest Shares in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(b) authorise Optus to instruct your Controlling Participant (usually your broker) on your behalf to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, by completing, signing and returning the enclosed Acceptance Form in

(b) made you a corresponding offer for your Alphawest Shares except the Transferred Shares; and

(c) withdrawn this Offer.

### 4.2 If you are a trustee or nominee

If at any time during the Offer Period you are a trustee for or nominee of two or more persons or your Alphawest Shares for some other reason consist of two or more separate parcels within the meaning of section 653B of the Corporations Act, then:

(a) a separate Offer will be taken to have been made to you in relation to each separate parcel of Alphawest Shares; and

(b) an acceptance by you of the Offer in respect of any separate parcel of Alphawest Shares will be ineffective unless:

(i) you have given Optus a notice, delivered in accordance with clause 4.3, stating that your Alphawest Shares consist of separate parcels; and

(ii) your acceptance specifies the number of Alphawest Shares in each separate parcel to which the acceptance relates.

### 4.3 Notice of separate parcels

A notice in accordance with clause 4.2(b) must:

(a) if it relates to Alphawest Shares not in a CHESS Holding, be in writing; or

(b) if it relates to Alphawest Shares in a CHESS Holding, be in an electronic form approved by the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

## 5. Effect of acceptance

By initiating acceptance of this Offer through CHESS in accordance with clauses 3.3 or 3.4, or signing and returning an Acceptance Form in accordance with clauses 3.3 or 3.5, you will have:

(a) accepted this Offer (and each variation of the Offer (if any) permitted under Part 6.6 of the Corporations Act) for all your Alphawest Shares;

(b) subject to the conditions in clause 7.1 being fulfilled, agreed to transfer your Alphawest Shares to Optus;

(c) represented and warranted to Optus that:

(i) your Alphawest Shares are at the time of acceptance, and will be on registration of the transfer of your Alphawest Shares to Optus, fully paid up, and Optus will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens and other encumbrances and restrictions on transfer of any kind; and

(ii) you have full power and capacity to sell and transfer those securities;

(d) irrevocably and unconditionally authorised Optus (by its servants or agents) to complete or alter the Acceptance Form on your behalf (and irrevocably and unconditionally appoint Optus, its directors, secretaries, officers, servants and agents as your attorney for that purpose) by:

(i) inserting correct details of your Alphawest Shares;

(ii) filling in any blanks remaining on the Acceptance Form;

(iii) rectifying any error in or omission from the Acceptance Form; and

(l) agreed to fully indemnify Optus in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or your Security Reference Number or in consequence of the transfer of your Alphawest Shares to Optus being registered to Alphawest without production of your Holder Identification Number or your Security Reference Number.

# 6. Dividends and other entitlements

## 6.1 Cash Rights

If any cash Rights are declared, paid, made, arise or accrue to you as the holder of your Alphawest Shares, Optus may reduce the price specified in clause 2.1 by the amount of the Rights, unless the benefit of the Rights is passed to Optus under clause 5(h).

## 6.2 Non-cash Rights

If any non-cash Rights are issued, made, arise or accrue to you as the holder of your Alphawest Shares, Optus may reduce the price specified in clause 2.1 by the value (as reasonably determined by Optus) of the non-cash Rights, unless the benefit of the Rights is passed on to Optus under clause 5(h).

# 7. Conditions of the Offer

## 7.1 Conditions

The Offer and any contract resulting from the acceptance of the Offer are subject to the following conditions (each of which is a separate and independent condition):

(a) **Minimum acceptance condition**

Before the end of the Offer Period, Optus and its Associates have relevant interests in at least 90% of Alphawest Shares then on issue.

(b) **Material adverse effect**

Between the Announcement Date and the end of the Offer Period, no change, event or condition occurs, is announced, disclosed or otherwise becomes known to Optus (whether it becomes public or not) that has or is reasonably likely to have a material adverse effect on the business, financial or trading position or condition, or the assets, liabilities, profitability or prospects of Alphawest or the Alphawest group of companies taken as a whole since 31 December 2004 other than changes, events or conditions publicly announced or publicly disclosed by Alphawest prior to the Announcement Date.

(c) **No material acquisition or disposal**

Except for any transaction or proposed expenditure publicly announced or publicly disclosed before the Announcement Date none of the following events occurs between the Announcement Date and the end of the Offer Period:

(i) Alphawest or a subsidiary of Alphawest acquires, agrees to or comes under an obligation to acquire, or makes any public announcement or public disclosure about the acquisition of any companies or businesses (or any interests in any companies or businesses); or

(ii) Alphawest or a subsidiary of Alphawest acquires, agrees to or comes under an obligation to acquire, or makes any public announcement or public disclosure about the acquisition of any assets (or any interests in any assets) other than in the ordinary course of business; or

(i) except as required by law, Alphawest or a subsidiary of Alphawest:

(A) increases the remuneration of or pays any bonus or issues any securities or options to, or otherwise varies the employment agreements with, any of its directors or employees except:

(I) as expressly required under the terms of any employment agreement existing as at the Announcement Date; or

(II) that the remuneration of employees may be increased provided that the remuneration of any one employee is not increased by more than 20% of the remuneration payable to that employee as at the Announcement Date and the increases in remuneration are not given to more than 5% of the number of employees as at the Announcement Date without Optus' prior approval; or

(B) accelerates the rights of any of its directors or employees to benefits of any kind; or

(C) pays a director, executive or employee a termination payment, other than as provided for in an existing employment contract;

(ii) Alphawest or an entity that Alphawest controls gives or agrees to give a financial benefit to a related party of Alphawest within the meaning of Chapter 2E of the Corporations Act;

(iii) Alphawest or a subsidiary of Alphawest enters into any arrangement for the borrowing of an amount in excess of $100,000 except as a consequence of the renegotiation of its Westpac Banking Corporation banking facilities existing as at the Announcement Date;

(iv) Alphawest or a subsidiary of Alphawest enters into any arrangement under which Alphawest or a subsidiary of Alphawest may be required to advance financial accommodation to another party, other than in the ordinary course of business;

(v) Alphawest or a subsidiary of Alphawest undertakes capital expenditure of an amount in excess of $200,000 with respect to any one item, other than any capital expenditure in accordance with relevant capital expenditure budgets on the Announcement Date;

(vi) Alphawest or a subsidiary of Alphawest conducts its business other than in the ordinary course.

(f) **No untrue statements**

Between the Announcement Date and the end of the Offer Period, Optus does not become aware of any statement that is untrue or fact that is required to be stated to make a statement not misleading in any document filed by or on behalf of Alphawest with ASX, and which has or is reasonably likely to have a material adverse effect on the business, financial or trading position or condition, or the assets, liabilities, profitability or prospects of Alphawest since 31 December 2004 other than changes, events or conditions publicly announced or publicly disclosed by Alphawest prior to the Announcement Date.

(g) **No regulatory action**

Between the Announcement Date and the end of the Offer Period:

(i) there not being in effect any preliminary or final decision, order or decree issued by a public authority;

## 7.2 Declaration of Offer being free from conditions

(a) Optus may, subject to the Corporations Act, declare this Offer and all other Offers and all contracts resulting from the acceptance of Offers free from the conditions (or any one or more or any part of them) in clause 7.1.

(b) Subject to compliance with sections 630 and 650F of the Corporations Act, a declaration made under this clause 7.2 must be made by Optus by notice in writing to Alphawest:

(i) in the case of conditions relating to the happening of a Prescribed Occurrence, not later than 3 Business Days after the end of the Offer Period; and

(ii) in any other case, not less than 7 days before the end of the Offer Period.

## 7.3 Breach of Conditions

Each of the conditions in clause 7.1 is a condition subsequent and does not prevent a contract to sell your Alphawest Shares resulting from an acceptance of this Offer. However, if a condition in clause 7.1 is breached or not fulfilled, Optus may by notice in writing to you rescind that contract as if that contract had not been formed.

## 7.4 Benefit of Conditions

Subject to the Corporations Act:

(a) Optus alone has the benefit of the conditions in clause 7.1; and

(b) a breach or non-fulfilment of any of those conditions may be relied on only by Optus; and

(c) Optus may, at its sole discretion, waive the breach or non-fulfilment of all or any of those conditions.

## 7.5 Status Notice

The date for giving the notice referred to in section 630(1) of the Corporations Act relating to the status of the conditions in clause 7.1 is [*insert date*]. This date may be extended in accordance with section 630(2) of the Corporations Act if the Offer Period is extended.

## 7.6 Void Contracts

If at the end of the Offer Period the conditions in clause 7.1 have not been fulfilled and Optus has not declared this Offer and all contracts resulting from the acceptance of Offers free from those conditions, all contracts resulting from the acceptance of Offers and all Offers that have been accepted from whose acceptance binding contracts have not yet resulted will be automatically void.

In that event Optus will, if you have accepted this Offer, return at your risk your Acceptance Form together with all documents forwarded by you with the Acceptance Form to your address shown in the Acceptance Form.

# 8. Withdrawal

Optus may withdraw this Offer with the written consent of ASIC. That consent may be given subject to any conditions specified in the consent.

# 9. Variation

## 9.1 Optus' Entitlement

Optus may at any time before the end of the Offer Period vary this Offer in accordance with the Corporations Act:

# Part 3 - Defined terms and interpretation

## 1. Defined terms

In this Bidder's Statement:

**Acceptance Form** means the form of acceptance and transfer enclosed with this Bidder's Statement and which forms part of this Offer.

**Alphawest** means Alphawest Limited ABN 32 009 222 931, having its registered office at Level 3, 234 Sussex Street, Sydney NSW 2000.

**Alphawest Directors** means the directors of Alphawest.

**Alphawest Options** means options to subscribe for Alphawest Shares granted by Alphawest and existing at the Record Date.

**Alphawest Optionholder** means a holder of Alphawest Options.

**Alphawest Shares** means fully paid ordinary shares in the capital of Alphawest.

**Announcement Date** means 21 July 2005, being the date of the announcement by Optus of its intention to make the Bid.

**ASIC** means the Australian Securities and Investments Commission.

**Associate** has the meaning given to it in the Corporations Act.

**ASX** means the Australian Stock Exchange Limited.

**Bid** means the off-market bid constituted by the Offers.

**Bidder** means Optus Networks Pty Limited ABN 92 008 570 330 having its registered office at Level 29, Optus Centre, 101-103 Miller Street, North Sydney, New South Wales, 2060.

**Bidder's Statement** means the bidder's statement in respect of the Offers given by Optus under Part 6.5 of Chapter 6 of the Corporations Act and in compliance with the requirements of sections 636 and 637 of the Corporations Act.

**Business Day** means a day on which banks are open for business in Sydney, Australia but not a Saturday, Sunday or public holiday.

**CGT** means capital gains tax.

**CHESS** means the Clearing House Electronic Subregister System established and operated by ASX Settlement and Transfer Corporation Pty Limited.

**CHESS Holding** means a holding of Alphawest Shares on the CHESS Subregister of Alphawest (usually a CHESS holding will be through a Controlling Participant).

**Controlling Participant** means, in relation to Alphawest Shares in a CHESS Holding, the Participant with whom the holder has a sponsorship agreement as defined in the ASTC Settlement Rules (usually, your broker).

**Corporations Act** means the *Corporations Act 2001* (Cth).

**Implementation Agreement** means the agreement of that name entered into between Optus and Alphawest on 21 July 2005, a summary of which is set out in section 7.3 of Part 1.

**Issuer Sponsored Holding** has the meaning given to that term in the ASTC Settlement Rules.

(f) a reference in Part 1 of this Bidder's Statement to an annexure is to an annexure of this Bidder's Statement, and a reference to this Bidder's Statement includes its annexures;

(g) a reference to $, $A, dollars, or cents or ¢ is to Australian currency;

(h) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(i) a word or phrase defined in the Corporations Act, the ASX Listing Rules or the ASTC Settlement Rules has the meaning given to it in that Act or those rules.

## 3. Headings

Headings are for ease of reference only and do not affect interpretation.

# Annexure A

## Alphawest's announcements to ASX made since 31 December 2004

Annexure to Bidder's Statement

| Date | Announcement |
|---|---|
| 6/05/2005 | Alphawest lodges a copy of its response to the ASX Appendix 4C March quarterly report query and sets out a response to the questions raised in the ASX letter. |
| 10/05/2005 | Announcement by Alphawest advising that unquoted options have lapsed under the terms of the company's executive option plan as a result of the holders ceasing to be employed by the company. |
| 31/05/2005 | Alphawest releases the Chairman's address to shareholders at the 2004 annual general meeting. |
| 31/05/2005 | Alphawest releases the results of the annual general meeting in accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act. |
| 21/07/2005 | ASX market release of Alphawest trading halt. |
| 21/07/2005 | Alphawest releases a copy of a letter of request for a trading halt addressed to the ASX. |
| 21/07/2005 | Announcement by 21/07/2005 of the SingTel Optus takeover offer through Optus Networks for Alphawest and the unanimous recommendation by Alphawest independent directors to accept the offer.. |
| 21/07/2005 | Announcement by SingTel of SingTel Optus' intention, through its subsidiary Optus Networks, to make a conditional off-market takeover offer for Alphawest. |
| 22/07/2005 | Lodgement by Wilson Asset Management (International) Pty Limited ACN 081 047 118 of a Notice of initial substantial holder (as manager of a portfolio of investments of WAM Capital Limited and Botanical Nominees Pty Limited as trustee for Wilson Asset Management Equity Fund) pursuant to an acquisition on 22 July 2005 for $132,048.08 for 197,000 ordinary shares (which takes its holding to 1,819,983 ordinary shares and voting power to 5.10%). |
| 25/07/2005 | Lodgement by Optus Networks of Notice of initial substantial holder following its acquisition of 19.96% (7,590,091 ordinary shares) of Alphawest from UXC on 21 July 2005 for $5,161,271.80. |
| 26/07/2005 | Announcement by UXC Limited that it has entered into a pre-bid Agreement with Optus with respect to UXC's 19.96% interest in Alphawest. |
| 29/07/02005 | Lodgement by Alphawest of Appendix 4C (Quarterly report for entities admitted on the basis of commitments for the quarter ended 30 June 2004). |
| 2/08/2005 | Lodgment by MM&E Capital Pty Limited of Notice of initial substantial holder following its acquisition of 6.38% (2,273,842 ordinary shares) of Alphawest in the period 22 July 2005 to 2 August 2005. |
| 3/08/2005 | Lodgment by UBS Nominees Pty Limited of Notice of initial substantial holder following its acquisition of 7.30% (2,603,692 ordinary shares) of Alphawest on 29 July 2005. |
| 5/08/2005 | Lodgment by MME Capital Pty Limited of Notice of change of interests of substantial holder, increasing its relevant interest of 6.38% to 7.21%. |
| 9/08/2005 | Lodgment by UBS Nominees Pty Limited and its related bodies corporate of Notice of change of interests of substantial holder, increasing its relevant interest of 7.30% to 9.21%. |
| 11/08/2005 | Lodgment by UBS Nominees Pty Limited and its related bodies corporate of Notice of change of interests of substantial holder, increasing its relevant interest of 9.21% |

**Jennifer Lim (secretariat)**

---

**From:** Lim Li Ching
**Sent:** Wednesday, September 14, 2005 6:06 PM
**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Wednesday, September 14, 2005 6:05:25 PM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00073
Submission Date & Time :: 14-Sep-2005 18:05:19
Broadcast Date & Time :: 14-Sep-2005 18:05:25
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

---

>> CLICK HERE for the full announcement deta! ils.

---

SEC File No: 82-3622

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 02-Sep-2005 11:51:02 |
| Announcement No. | 00011 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Monthly Report on quotation of CHESS Units of Foreign Financial Profucts relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited. |
| Description | Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements. |
| **Attachments:** | App3B-310805-sgx.pdf<br>Total size = **329K**<br>(2048K size limit recommended) |

Close Window

Ann. rrboard - confirm by Juliana of SGX
@ 6535 7373

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | CHESS Depositary Interests ("CDIs") issued over ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | At 31 July 2005 787,016,909<br>Net transfers* 53,571,415<br>At 31 August 2005 733,445,494<br><br>* Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST") |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | See item 1 above |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | Not applicable |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Transfers between CDIs and ordinary shares listed on SGX-ST |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | See item 2 above |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 733,445,494 (as at 31 August 2005) | CDIs issued over ordinary shares |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 15,954,237,872 (as at 31 August 2005) | Unquoted ordinary shares (including 9,836,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST |
| 85,431,462 (as at 31 August 2005) | Singapore Telecom Share Option Scheme 1999 Options |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |

| | | |
|---|---|---|
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 September 2005

Print name: Chan Su Shan (Ms)
Company Secretary

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

## Top 20 Holders of ORD & DEF GROUPED

GI7ORD&DEFGROUPED

| Rank | Name | Units | % of CUFS |
|---|---|---|---|
| 1 | WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW | 156,500,518 | 21.34 |
| 2 | NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC | 122,033,943 | 16.64 |
| 3 | J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW | 94,331,585 | 12.86 |
| 4 | CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC | 29,726,580 | 4.05 |
| 5 | COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW | 24,162,071 | 3.29 |
| 6 | RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW | 19,734,963 | 2.69 |
| 7 | UBS NOMINEES PTY LTD<br><PRIME BROKING A/C><br>LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW | 19,601,519 | 2.67 |
| 8 | HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW | 16,027,496 | 2.19 |
| 9 | WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW | 15,376,631 | 2.10 |
| 10 | CITICORP NOMINEES PTY LIMITED<br><CFS WSLE 452 AUST SHARE A/C><br>GPO BOX 764G MELBOURNE VIC | 13,500,013 | 1.84 |
| 11 | ANZ NOMINEES LIMITED<br><CASH INCOME A/C><br>GPO BOX 2842AA MELBOURNE VIC | 12,840,963 | 1.75 |
| 12 | AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW | 10,934,265 | 1.49 |
| 13 | GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC | 10,711,348 | 1.46 |
| 14 | PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW | 10,426,256 | 1.42 |
| 15 | VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC | 7,806,435 | 1.06 |
| 16 | CSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW | 7,582,528 | 1.03 |
| 17 | WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW | 6,506,174 | 0.89 |
| 18 | BRISPOT NOMINEES PTY LTD<br><HOUSE HEAD NOMINEE NO 1 A/C><br>PO BOX N103 GROSVENOR PLACE NSW | 6,152,100 | 0.84 |
| 19 | CITICORP NOMINEES PTY LIMITED<br><CFS WSLE AUST SHARE FND A/C><br>GPO BOX 764G MELBOURNE VIC | 5,247,396 | 0.72 |
| 20 | TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC | 5,013,939 | 0.68 |
| Total | | 594,216,723 | 81.01 |


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

9/2/05

DATE: 02/09/2005

TIME: 13:39:30

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

## Zairani Bte Ahmed

| | |
|---|---|
| **From:** | ASX.Online@asx.com.au |
| **Sent:** | Friday, September 02, 2005 11:40 AM |
| **To:** | fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com |
| **Subject:** | SGT - ASX Online e-Lodgement - Confirmation of Release |



257079.pdf

```
ASX confirms the release to the market of Doc ID: 257079 as follows:
Release Time: 02-Sep-2005  13:39:30
ASX Code: SGT
File Name: 257079.pdf
Your Announcement Title: Appendix 3B
```


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/09/2005

TIME: 13:41:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 List

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

## Zairani Bte Ahmed

**From:** ASX.Online@asx.com.au
**Sent:** Friday, September 02, 2005 11:41 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



257081.pdf

ASX confirms the release to the market of Doc ID: 257081 as follows:
Release Time: 02-Sep-2005 13:41:01
ASX Code: SGT
File Name: 257081.pdf
Your Announcement Title: Appendix 3B - Top 20 list

Print this page

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 29-Aug-2005 07:19:41 |
| Announcement No. | 00001 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Lucas Chow leaving SingTel |
| Description | |
| **Attachments:** | NR270805.pdf<br>Total size = **86K**<br>(2048K size limit recommended) |

Close Window



## News Release

### Lucas Chow leaving SingTel

**Singapore, 27 August 2005** -- Singapore Telecommunications Limited (SingTel) today announced that Mr Lucas Chow Wing Keung, Executive Vice President (EVP) of Corporate Business, will be leaving SingTel by the end of the year. He will join MediaCorp Pte Ltd as its Group CEO.

Mr Chow joined SingTel in May 1998 and later that year, he was appointed CEO of SingTel Mobile. In July 2000, he was appointed EVP of Consumer Business, responsible for the fixed-line, multimedia and mobile communications services. He assumed the position of EVP of Corporate Business in April last year, looking after the telecommunications needs of corporate customers.

Mr Lee Hsien Yang, President and CEO of SingTel, said, "Lucas has been an outstanding member of our top management team. In the six years leading our consumer business, he has developed a strong service and sales culture in the company."

Mr Lee added, "Besides growing our consumer and corporate businesses, Lucas played a pivotal role in establishing a credible and highly recognisable corporate philanthropic programme, the SingTel *Touching Lives Fund*, raising over $5.8 million for the less privileged in Singapore over the past three years. I appreciate his dedication and contribution and wish him every success in his new role."

Mr Chow said, "It has been my privilege to be part of SingTel's senior management team. I am very grateful for the many opportunities the company has given me. I leave at a time when SingTel has transformed its business from a domestic operator to a strong regional player, poised to be the best telco in Asia Pacific. I wish SingTel and all my colleagues the very best."

SingTel has in place a management succession programme and is in the final stages of confirming the successor and will make the necessary announcement in due course.

~~~~~~~~~~
~~~~~~~~~~

**Lorinda Leung**

---

**From:** Lim Li Ching
**Sent:** Monday, August 29, 2005 7:20 AM
**To:** Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Monday, August 29, 2005 7:19:41 AM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00001
Submission Date & Time :: 29-Aug-2005 07:19:27
Broadcast Date & Time :: 29-Aug-2005 07:19:41
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

---

>> CLICK HERE for the full announcement deta! ils.

---


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/08/2005

TIME: 09:25:40

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Lucas Chow leaving SingTel

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

**From:** ASX.Online@asx.com.au
**Sent:** Monday, August 29, 2005 7:26 AM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



255155.pdf

ASX confirms the release to the market of Doc ID: 255155 as follows:
Release Time: 29-Aug-2005 09:25:32
ASX Code: SGT
File Name: 255155.pdf
Your Announcement Title: Lucas Chow leaving SingTel